Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050

Seattle, Washington 98121

April 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Doris Stacey Gama
Ms. Laura Crotty

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-1, as amended
File No. 333-278103

Dear Ms. Gama and Ms. Crotty:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-278103) of Aptevo Therapeutics Inc., filed with the Securities and Exchange Commission on March 20, 2024 and amended on March 29, 2024 (as amended, the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on April 9, 2024 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Marvin L. White

President and Chief Executive Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP